EXHIBIT 5

                      MARION MERRELL DOW INC. LETTERHEAD

                                   N E W S

                                              FOR IMMEDIATE RELEASE
                                        CONTACT:  David M. Thompson
                                              or Richard M. Johnson
                                                     (816) 966-4000

                   COMPANIES ANNOUNCE DEFINITIVE AGREEMENTS
                  FOR HOECHST TO ACQUIRE MARION MERRELL DOW

          FRANKFURT, GERMANY; KANSAS CITY, MO.; and MIDLAND, MI.,
          May 4, 1995 -- Hoechst AG, Marion Merrell Dow Inc. and

          The Dow Chemical Company today announced the signing of definitive agreements for Hoechst to acquire all of the outstanding shares of Marion Merrell Dow, pending regulatory approvals, for a basic price of U.S. $25.75 per share in cash. Upon completion, the acquisition will expand Hoechst's global pharmaceutical business to annual sales of approximately U.S. $10 billion, ranking among the world's largest.

          The acquisition is planned in two stages:

               * Hoechst Corporation, a U.S. subsidiary of Hoechst AG, and Dow Chemical signed an agreement for Hoechst to purchase from Dow approximately 197 million shares of Marion Merrell Dow at a price of U.S. $25.75 per share, or about U.S. $5.1 billion. Dow's interest amounts to 71 percent of the 277 million shares outstanding.
               * Marion Merrell Dow shareholders will vote on a proposal to merge the company with Hoechst Corporation, which will result in Marion Merrell Dow becoming a wholly owned subsidiary of Hoechst. As a result of the merger, minority shareholders (who currently own approximately 80 million shares or 29 percent of the stock) will receive merger consideration of U.S. $25.75 per share in cash, plus an additional pro rata dividend that depends on the timing of the closing of the merger.

          GLOBAL PHARMA BUSINESS TO BE KNOWN AS HOECHST MARION
          ROUSSEL

          Following completion of the acquisition, Hoechst will conduct its global pharmaceutical business under the name Hoechst Marion Roussel.
          The senior leadership of the new company will include Jean-Pierre Godard, currently head of Hoechst's pharmaceutical division, who will serve as the head of pharmaceuticals for Hoechst Marion Roussel, and Richard
          J. Markham, currently president and chief operating officer of Marion Merrell Dow, who will assume the position of deputy head of pharmaceuticals.

          Hoechst Marion Roussel will be organized into four geographic regions to meet customer needs in North America, Europe/Africa, Asia and Latin America. The North American business unit will be headquartered in Kansas City, Mo.

          NO CAPITAL INCREASE AT HOECHST AG FOR THE LARGEST
          ACQUISITION

          Hoechst's acquisition of Marion will cost a total of approximately U.S. $7.1 billion, the largest U.S.
          acquisition to date by a German company.

          The purchase is being financed partly by means of a U.S. $2.5 billion capital increase at Hoechst Corporation. No capital increase at Hoechst AG is required for this purpose. This amount is covered by liquid assets available within Hoechst. The remaining sum, approximately U.S. $4.6 billion, will be financed by Hoechst Corporation through external loans.

          The Hoechst companies are an international network of innovative and customer-oriented companies. Global sales totaled DM 49.6 billion (U.S. $30.6 billion) in 1994, and Hoechst companies ranked among the leading suppliers in the pharmaceutical, agricultural and industrial chemical sectors of Europe, the Americas and Asia.

          The current pharmaceutical division, Hoechst Roussel Pharma, comprises the pharmaceutical businesses of Hoechst AG and Roussel Uclaf S.A., in which Hoechst owns a 56 percent share. Hoechst's pharmaceutical sales last year amounted to DM 10.3 billion (U.S. $6.3 billion), with about 60 percent of those sales in Europe, employing about 33,500 associates worldwide.

          The largest-selling products of Hoechst Roussel Pharma are in therapeutic fields such as infections, vascular and cardiovascular diseases, and diabetes. Hoechst invested more than DM 1.7 billion (U.S. $1.1 billion) last year on research and development of new drugs.

          GLOBAL EXPANSION OF PHARMACEUTICALS HAS GREATEST
          STRATEGIC IMPORTANCE

          Hoechst has embarked on a structural and strategic reorientation to concentrate on core activities and further strengthen its businesses in the pharmaceutical, agricultural and industrial chemical sectors. The most important role will be played by the pharmaceutical division, which Hoechst intends to expand worldwide -- including innovative single-source drugs, diagnostics, plasma products and generics.

          With the planned acquisition of Marion Merrell Dow, Hoechst particularly seeks to strengthen its position in North America. The United States is not only the largest area for pharmaceutical sales -- the U.S. also is where the world's standards are set for drug approval and for pharmaceutical manufacturing.

          Juergen Dormann, CEO and Chairman of the Board of Management of Hoechst AG, said: "We need a partner with a strong North American sales network, contracts with the regulatory authorities, access to the innovative field of biotechnology research in the United States, a complementary product line and a strong clinical research effort. As the health care market grows tougher and more competitive, we also want to join with a company that is a respected ally of U.S. managed health care organizations. Marion is the best candidate to help us achieve these strategic goals."

          MARION: ONE OF THE MOST RESPECTED SUPPLIERS OF HEALTH

          CARE ORGANIZATIONS

          Marion is one of the 15 largest pharmaceutical companies in the United States and one of the most respected suppliers of the large health care organizations in the country. With approximately 9,000 associates, including over 1,000 in its U.S. field sales force, Marion last year achieved sales of U.S. $3.1 billion and a net profit of U.S. $438 million. North American sales were 66 percent of Marion's 1994 sales, Europe was 17 percent and the Pacific Region was 17 percent.

          Marion's activities are focused on the therapeutic fields of cardiovascular diseases, allergies and respiratory disease, gastrointestinal, and diseases of the central nervous system. Expenditure on research and development in 1994 amounted to U.S. $462 million. Marion's activities complement those of Hoechst and Roussel well. "Strategically, bringing these companies together will enable us to better serve health care customers and millions of patients worldwide," said Fred W. Lyons, Jr., chairman and chief executive officer of Marion Merrell Dow. "With a strong commitment to research and development, plus an organization that is addressing the changing needs of health care, we will have the critical mass, geographic reach and depth of product line to be a formidable competitor in the global marketplace."

          COMPANIES HAVE COMPLEMENTARY PRODUCT PORTFOLIOS, REGIONAL

          STRUCTURE

          As Dr. Karl-Gerhard Seifert, the member of the Hoechst AG board who is responsible for pharmaceuticals, emphasized:
          "We are convinced that the product portfolios and regional structures of the companies complement each other well. The considerable synergies will result in a successful partnership between Hoechst-Roussel and Marion."

          Dow Chemical has maintained its pharmaceutical activities in Latin America independent of Marion. Hoechst and Dow Chemical also agreed today that Roussel Uclaf will acquire the Latin American pharmaceutical business, with sales of U.S. $175 million, from Dow.

          TRANSITION PROCESS TO BEGIN IMMEDIATELY

          The integration of Marion confronts Hoechst and Roussel, and the management of the pharmaceutical division, with a demanding task. The aim of this integration is to establish a joint business with a uniform, globally responsible management structure that preserves the historic strengths of the various companies involved.

          This integration will be accomplished through a series of task forces, with representation from Hoechst's pharmaceutical subsidiaries and Marion Merrell Dow.
          The recommendations of the task forces will be reviewed by a steering committee chaired by Mr. Dormann. Mr. Lyons will be vice chairman of the committee.

          Announcements on additional management appointments at Hoechst Marion Roussel, and the recommendations of the various merger transition task forces, will be made as appropriate following their review by the steering committee.